FOR IMMEDIATE RELEASE — September 29, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES Q2 2008 RESERVES UPDATE
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce the summary results of an updated reserve report, (the “Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of June 30, 2008. Highlights of the Report are stated in comparison to the status at March 31, 2008 with all dollar amounts in Canadian dollars unless otherwise stated (using a US dollar exchange rate of $USD 1.00 = $CAD 1.018).
The value of before tax proved and probable (P plus P) reserves (NPV 10%) increased from $413.6 million to $636.6 million, based on forecast prices, an increase of 54%.
The value of before tax proved reserves (NPV 10%) increased from $347.5 million to $435.5 million, based on forecast prices, an increase of 25%.
All reserves added during Q2 2008 can be attributed to successful drilling operations in the Company’s Hunton resource play in Oklahoma.
The Company focused its drilling efforts in the three month period on improving cash flow and increasing overall reserves. As a consequence, as of June 30, 2008, P plus P reserves increased significantly to 32.9 million boe from 25.9 million boe at March 31, 2008, an increase of 27%.
Petroflow added 2.1 million boe to its proved reserves in the period; however the reserve additions were offset by the sale of our Juniper, New Mexico property and production in the period. Overall, total proved reserves decreased to 19.3 million boe at June 30, 2008 compared to 20.1 million boe at March 31, 2008, a decrease of 4%.
The Report also quantified the NPV 10% value of P plus P reserves using June 30, 2008 constant prices at $866.6 million. The NPV 10% value of proved reserves using June 30, 2008 constant prices at $ 568.1 million. Reserve quantities were substantially the same as stated above.
The following tables provide additional information regarding the reserves and applicable net present values.
Summary of Oil and Gas Reserves as at June 30, 2008
Forecast Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.*	n.r.i.**	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,714	1,388	2,950	2,360	32,883	26,345
Proved Developed Non Producing	201	163	342	274	2,121	1,699
Proved Undeveloped	638	514	2,195	1,756	32,623	26,098

Total Proved	2,553	2,065	5,487	4,390	67,627	54,142

Probable	1,722	1,378	6,072	4,854	34,664	27,721

Grand Total	4,275	3,443	11,559	9,244	102,291	81,863

*	w.i. refers to working interest reserves

**	n.r.i. refers to net revenue interest (after royalty) reserves

Net Present Values of Future Net Revenues as at June 30, 2008
Forecast Prices and Costs

		Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	498,314	369,872	294,361	244,918
Proved Developed Non Producing	48,647	31,487	23,862	19,439
Proved Undeveloped	266,720	173,332	117,244	81,089

Total Proved	813,681	574,691	435,467	345,446

Probable	502,751	311,848	201,134	132,740

Grand Total	1,316,432	886,539	636,601	478,186

Summary of Oil and Gas Reserves as at June 30, 2008
Constant Prices and Costs

	Oil & Condensate		Natural Gas Liquids		Natural Gas
	w.i.	n.r.i.	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,711	1,377	2,954	2,363	32,921	26,337
Proved Developed Non Producing	202	163	342	274	2,120	1,696
Proved Undeveloped	640	515	2,196	1,757	32,609	26,087

Total Proved	2,553	2,055	5,492	4,394	67,650	54,120

Probable	1,712	1,378	6,073	4,859	34,671	27,737

Grand Total	4,265	3,433	11,566	9,253	102,321	81,857

*	w.i. refers to working interest reserves

**	n.r.i. refers to net revenue interest (after royalty) reserves
Net Present Values of Future Net Revenues as at June 30, 2008
Constant Prices and Costs

		Before Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	628,138	464,251	366,771	302,829
Proved Developed Non Producing	59,268	39,632	30,112	24,400
Proved Undeveloped	368,146	245,428	171,172	122,971

Total Proved	1,055,552	749,311	568,055	450,200

Probable	734,689	456,585	298,527	202,031

Grand Total	1,790,241	1,205,896	866,582	652,231

The properties evaluated in the Report are located in Oklahoma, Texas and Alberta. The Report was prepared for the purpose of evaluating the Company’s Petroleum and Natural Gas Reserves according to the Canadian Oil and Gas Evaluation Handbook (COGEH) with reserve definitions consistent with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities (“NI 51-101”). In preparing the Report, Haas utilized the July 1, 2008 Summary of Price Forecasts as prepared by McDaniel & Associates Consultants Ltd., an excerpt of which is included below.
Summary of Pricing Assumptions
As of July 1, 2008

	WTI	Natural Gas	Natural Gas Liquids
	Cushing	Henry Hub
	($CDN/bbl)	($CDN/mmbtu)	($CDN/gal)

2008 Forecast Prices (last 6 months)	132.41	12.83	1.89

June 30, 2008 Constant Prices	142.59	13.43	2.04
Prices at June 30, 2008 and corresponding forecasts were significantly higher than the previous quarter. Both oil and natural gas prices have declined since June 2008. Using oil and natural gas prices based on the forward strip published as of September 26, 2008, the NPV 10% of our P plus P reserves would be $568.8 million. Using oil and natural gas prices based on the forward strip, the NPV 10% of our proved reserves would be $379.2 million.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Note Regarding Reserves Data and Other Oil and Gas Information
NI 51-101 imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided the reserves data and other oil and gas information included in this news release in accordance with NI 51-101 and may differ from the corresponding information prepared in accordance with U.S. disclosure requirements. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in the Company’s Form 40-F filed with the SEC on June 16, 2008.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
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